SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 2002

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                One Bruton Street
                                 London W1J 6AQ
                                     England
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                           MARCONI INTERIM STATEMENT

                   for the six months ended 30 September 2002



  - Solid progress on cost reduction and cash generation initiatives despite continuing tough market conditions

              - Core sales GBP992 million; Q2 vs Q1 decline contained at 6%
              - Core operating cost run-rate reduced to GBP635 million by end
                September 2002
              - Significant reduction of operating cash outflows in second quarter; progressing towards operating cash breakeven

  - Further aggressive management of cost base

              - Breakeven Core sales to be reduced to below GBP1.9 billion per annum
              - Plans to achieve Core gross margin run-rate of 24 to 27 per cent of sales and Core operating cost run-rate of GBP450 million during next financial year ending 31 March 2004

  - Financial Restructuring progressed to next phase

              - Agreement with Syndicate Banks and informal bondholder
                committee regarding revised proposals will allow Restructuring to be formally documented and launched
              - On track to deliver GBP260 million cash distribution to
                creditors as part of proposed financial restructuring (including GBP95 million interest accrued at 15 October 2002 and already paid)
              - Completion now expected by 15 March 2003



London - 16 December 2002 - Marconi (MONI) today announced financial results for the six months ended 30 September 2002.

Commenting on the results, Mike Parton, Chief Executive, said "The results for the first six months of the year demonstrate clearly that the aggressive cost reduction actions undertaken, together with our focus on cash generation and debt reduction, are beginning to flow through. This has been achieved despite further deterioration in the telecoms equipment and services market world-wide. Furthermore, our continued commitment to customer service has been rewarded by our customers' ongoing support.

"The improvements in our operational performance, together with the commitment of our creditors to our financial restructuring and the appointment of our new Board announced today, illustrate the progress that has been made in building solid foundations for the business."

This news release should be read in conjunction with Marconi's Operational and Financial Review for the six months ended 30 September 2002.

Conference Call Details

Management will host a conference call and audiocast for analysts and investors on Monday 16 December at 4 pm UK time.

The call can be accessed on Marconi's website or by dialling +44 (0) 20 8996 3900 from Europe or +1 617 801 9702 from US and quoting "Marconi".

An instant replay will be available for seven days by dialling +44 (0) 1296 618700, pass code 661008 from Europe or +1 617 801 6888, passcode 71903 from US.

Materials to accompany the call will be available on Marconi's website www.marconi.com.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck

Public Relations

Marconi PLC

+44 (0) 207 306 1771

joe.kelly@marconi.com



Heather Green

Investor Relations

Marconi PLC

+44 (0) 207 306 1735

heather.green@marconi.com


                                  MARCONI PLC

                        OPERATIONAL AND FINANCIAL REVIEW

                   for the six months ended 30 September 2002

INTRODUCTION

Management has prepared this Operational and Financial Review to be read in conjunction with the Group's interim financial statements and notes for the six months ended 30 September 2002.

Financial Restructuring

On 29 August 2002, Marconi announced that it had concluded non-binding indicative heads of terms (the "Heads of Terms") for the financial restructuring of Marconi plc and its wholly owned subsidiary Marconi Corporation plc (the "Restructuring").

On 13 September 2002, Marconi announced that, in accordance with the Heads of Terms, interim security over the balance of the lockbox accounts established in April 2002 had been granted in favour of the Group's Syndicate Banks, bondholders (including the bond trustees) and certain ESOP derivative providers.

As set out in the announcement ("Financial Restructuring: Update"), Marconi has today concluded modifications to the Heads of Terms. The terms of the Restructuring as updated by these modifications are in most respects, including the initial cash distribution, the same as those announced by Marconi on 29 August 2002.

Please refer to these announcements for further details on the Restructuring.

Going Concern

There is no guarantee that the negotiations relating to the Restructuring will reach a satisfactory conclusion. However, in the light of the information currently available to them, the Directors believe that the Group's bankers, bondholders and other creditors will support the Group in achieving an appropriate capital structure and that all the conditions for the Restructuring will be satisfied. On this basis, the Directors consider it appropriate to prepare the accounts on the going concern basis. Should the Group's bankers, bondholders and other creditors cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments. (cf Note 1 to the Group's Interim Financial Statements).

Definitions

Unless otherwise stated, references to "Group" in the trading section of this Operational and Financial Review refer to the Marconi Group including its share of joint ventures, but excluding its share of results of associates.

The figures for the six month period to 30 September 2001 have been restated (as reported in the Group's annual report and accounts for the year ended 31 March
2002) to reflect the adoption of Financial Reporting Standard no. 17 "Retirement Benefits".

Throughout this Operational and Financial Review, the terms "gross profit", "operating profit" and "operating loss" refer to the gross profit or operating profit/(loss) before goodwill amortisation and exceptional items.

Reporting Structure

For reporting purposes, the Group divides its continuing operations into 2 segments: Core and Capital.

Core is further analysed by business-type: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant & Power (OPP) and Other Network Equipment; and Network Services comprising Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS).

Capital comprises businesses which Marconi manages for value and ultimately for disposal. In the accompanying financial information, Capital includes Applied Technologies until its disposal on 12 July 2002, Infochain until its closure on 18 August 2002, Online, Tetra and UMTS mobile activities and other smaller joint ventures and investments. In addition, the Group has an economic interest of
71.9 per cent, but voting rights of only 49.9 per cent in Easynet Group Plc (Easynet). This investment is managed through the Group's Capital division but is accounted for as an associate in the Group's consolidated accounts.

Strategic Communications is reported as a discontinued operation following completion of the sale of this business on 2 August 2002. Discontinued operations in the previous financial year also includes Medical, Commerce and Data Systems until the date of their respective disposals.

As part of the proposed Restructuring, it is intended that the Group will segment its business along geographic lines and report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and Network Services. The Group confirms that as previously disclosed in its announcement of 29 August 2002, OPP and North American Access are being managed for value and upon ultimate disposal, the proceeds would be used to pay down the US dollar limited recourse notes proposed as part of the Restructuring.

OVERVIEW

The first half of the financial year was characterised by a further deterioration in trading conditions as many telecom operators applied substantial incremental capital expenditure limitations to their already reduced budgets.

In the face of this extremely challenging environment, Marconi continued to focus on its principal short-term business objectives: i) to maintain its cash flows in line with its commitment to deliver a proposed GBP260 million cash distribution to creditors (including GBP95 million of interest accrued to 15 October 2002 and already paid) as part of the Group's proposed financial restructuring; ii) to improve gross margins and reduce its annualised Core operating cost base to no more than GBP520 million. The Group today announced plans to further reduce this target annualised Core operating cost base to GBP450 million during the next financial year (cf Recent Developments).

Group operating loss before goodwill amortisation and exceptional items amounted to GBP235 million, or GBP156 million before depreciation and amortisation (EBITDA), and was the main driver of the Group's operating cash outflow before exceptionals and after capital expenditure of GBP169 million during the period. Net cash proceeds from business disposals of GBP387 million were more than sufficient to fund exceptional cash restructuring costs of GBP186 million, net interest payments of GBP133 million and other non-operating cash outflows of GBP11 million incurred during the period.

The Group reported progress on gross margins during the period. Cost reductions achieved in the supply chain during the first quarter were more than offset by the lower level of activity in the period as well as an unfavourable business mix. As a result, gross margin in the Core fell to 17.5 per cent of sales (Q4 2002: 20 per cent). Further cost reductions and a more favourable business mix in the second quarter, however, enabled the Group to increase gross margin in the Core to 22 per cent of sales before the impact of additional stock provisions of GBP25 million which reduced second quarter gross margin to 16 per cent of sales. The Group expects future gross margin improvement in the near-term to result from further supply chain rationalisation and outsourcing initiatives, along with additional planned product cost reductions, lower materials and engineering costs and expected improvements in business mix.

Significant progress was made to further cut operating expenditure during the period. By the end of September 2002, the Group had achieved an annualised operating cost rate of GBP635 million in the Core, down almost 30 per cent from GBP890 million at 31 March 2002. This was mainly driven by headcount reductions. The number of employees in the Core fell by around 4,600 from approximately 23,600 at the end of March 2002 to just over 19,000 by the end of September 2002.

The Group benefits from the continued support of its strong customer base of mainly incumbent operators and government agencies. The 20 largest customers during the first half accounted for 57 per cent of Core sales, up from 53 per cent in the previous six month period and 45 per cent in the first half of the last financial year. Recent major new contract wins include a four-year frame contract with O2 in Germany for the supply of fixed wireless access and optical transmission equipment; the first sale of the Group's new multi-service switch-router platform, the BXR 48000 to the US Federal Government; a two-year frame contract with Telkom South Africa for the supply and installation of the Group's Access Hub and Access network management platforms and a contract extension from Alstom to deliver a voice radio system as part of the UK West Coast Main Line signalling and communications upgrade.

Also, during the period, the Group launched a number of new products including its next generation Series 4 SDH SMA 1 to 4 products which have been designed to be more cost effective and offer service providers greater functionality than previous generations of the product; its next generation digital cross connect, the MSH2K; OC192 ATM port cards which will provide an additional feature for the Group's BBRS product ranges; a new range of short-haul radio SDH which has already benefited from wide market acceptance amongst German mobile operators; the second release of the Group's Access Hub platform; as well as an upgraded version of the Group's Softswitch product.

RECENT DEVELOPMENTS

Core Cost Reduction

Given the current market conditions, management consider it prudent to reduce the breakeven level of sales below the annualised run-rate achieved in the second quarter. Consequently, the Group now expects to reduce its Core operating cost run-rate to GBP520 million per annum before the end of the current financial year, ahead of its previously disclosed schedule. Furthermore, the Group intends to implement further cost reduction actions to reduce the annualised Core operating cost base to GBP450 million during the next financial year.

Of the total cost savings to be achieved, the Group already has plans in place to reach a run-rate of GBP480 million and is currently considering initiatives to save the further GBP30 million required to achieve the new target during the next financial year. Once the new operating expenditure target is achieved, the level of sales at which the Group would break even in its Core business at an operating profit level will be reduced to below GBP1.9 billion per annum.

Core headcount has been reduced by approximately 1,700 since the end of September 2002 and, at the end of November 2002 was approximately 17,300. A further 2,700 leavers have been identified and announced and are due to leave the business in the next few months, giving a known headcount target of around 14,600. Once the reduced operating cost target has been achieved, the Group expects to employ around 14,000 people in its Core business.

Core Operating Model

As a result of these further cost reductions and based on current market conditions Marconi expects to achieve a gross margin run-rate in the range of 24 to 27 per cent of sales in the Core and an operating expenditure run-rate in the range of 21 to 24 per cent of sales during the next financial year ending 31 March 2004. Of this, the Group expects that its US businesses would contribute a gross margin run-rate in the range of 33 to 35 per cent of sales and an operating expenditure run-rate in the range of 29 to 33 per cent of sales, while its businesses in Europe and Rest of the World would contribute a gross margin run-rate in the range of 23 to 26 per cent of sales and an operating expenditure run-rate in the range of 20 to 23 per cent of sales.

NEW BOARD

Marconi has appointed John Devaney, most recently Chairman of Exel plc, as the new Chairman of Marconi Corporation and Marconi plc. The Group also appointed former Lloyds TSB Group Finance Director, Kent Atkinson, as a non-executive Director of both Marconi Corporation and Marconi plc, and Chairman of the Audit Committee and Werner Koepf, most recently executive Chairman of Compaq Computer in Europe, the Middle East and Africa, as a non-executive Director of both Marconi Corporation and Marconi plc. All of these appointments will take immediate effect upon announcement. Derek Bonham will remain on the board as a non-executive director of Marconi plc through the completion of Marconi's financial restructuring.

In addition, Sir Alan Rudge and Hon Raymond G H Seitz, both non-executive Directors, communicated their intentions to resign from the Board immediately to make way for an orderly reconstruction of the Board. Sir William Castell and Nigel J Stapleton, both non-executive Directors did not offer themselves for re-election to the Board at Marconi's annual general meeting in October this year.

On 14 November 2002, Marconi reached agreement with Steve Hare, Chief Financial Officer to leave the business on 31 January 2003. Mr Hare stepped down from the Board with immediate effect and Chris Holden, formerly Group Financial Controller within the business joined the Board of Marconi Corporation and Marconi plc as acting Chief Financial Officer.

As a result of these announcements, the Marconi Board comprises:

Executive Directors             Mike Parton   Chief Executive Officer
                                Mike Donovan  Chief Operating Officer
                                Chris Holden  Chief Financial Officer

Non-Executive Directors         John Devaney  Chairman
                                Kent Atkinson Chairman of Audit Committee
                                Derek Bonham
                                Werner Koepf
                                Allen Thomas  Chairman of Remuneration Committee



CORE BUSINESS REVIEW

Core Key Figures

in GBP million                                               FY03                               FY02
                                                 Q1             Q2             H1               H1

Orders Received                                 466            379            845            1,402
Sales                                           510            482            992            1,448
Gross Profit                                     89             79            168              340
Operating Loss                                (115)           (90)          (205)            (247)
Operating Cash Flow after capital              (81)           (43)          (124)            (358)
expenditure



Orders Received, Order Backlog, Book to Bill Ratio

Core orders received at GBP845 million were GBP557 million or 40 per cent lower than in the corresponding period of the previous financial year (H1 2002:
GBP1,402 million). A lower order intake occurred in both Network Equipment (down 41 per cent) and in Network Services (down 37 per cent). In Network Equipment, orders received fell in all major product areas, with the most marked declines in Optical Networks and BBRS. In Network Services, the decline was most marked in Installation & Commissioning as a direct result of the lower level of orders received for network equipment and in the Group's Integrated Systems activity, part of Value-Added Services, where there were no renewals or award of new major long-term service contracts programmed in the second quarter of the year.

The order backlog in the Core stood at approximately GBP916 million compared to GBP1,119 million at 31 March 2002, a reduction of GBP203 million. This reduction occurred in both Network Equipment and Network Services. In Network Services which accounted for 64 per cent of the backlog, the decline was a result of a higher proportion of sales traded under existing orders and the absence, in the second quarter, of major long-term service contracts. In Network Equipment which accounted for the remaining 36 per cent, the consumption of the order backlog resulted from an overall reduction in the time between order to shipment evident across the telecommunications industry and a higher proportion of shipments made under existing frame contracts.

Core book to bill stood at 0.85 compared to 0.97 one year earlier.


Sales by Geography

in GBP million                                           FY03                              FY02
                                     Q1               Q2               H1                  H1


EMEA                                285              285              570                 752
US                                  153              142              295                 463
APAC                                 47               45               92                 107
CALA                                 25               10               35                 126
Core                                510              482              992               1,448



Overall Core sales fell GBP456 million or 31 per cent to GBP992 million. The decline in second quarter sales compared to the first quarter was limited to GBP28 million, or 6 per cent.

Market conditions have deteriorated in all geographies but the extent of the further decline varies from country to country and depends on individual telecom operators' spending profiles.

Sales in Europe, Middle East and Africa (EMEA) fell by GBP182 million, or approximately 24 per cent to GBP570 million. Within the first half, sales in the region remained stable quarter on quarter. Market dynamics in the UK showed signs of stabilisation. BT continues its broadband access campaign, which does not lead to immediate sales for Marconi but is expected over time to lead to increased traffic flows onto the core transmission network and, in turn, to renewed spending in optical equipment. In addition, a number of second operators are expected to complete financial restructuring initiatives in the coming period, although this has not yet translated to new orders. Italian market volumes also remained relatively stable mainly as a result of the absence of 3G debt issues amongst Italian telecom operators although the pricing environment in Southern Europe generally has become increasingly challenging. Elsewhere in Europe, major operators are continuing to cut capital expenditure budgets as they focus on debt reduction. This particularly impacted Core sales in Germany during the period.

The further market decline has been most marked in the Americas. Sales in the United States (US) fell by GBP168 million, or approximately 36 per cent to GBP295 million while sales in Central & Latin America (CALA) were down GBP91 million, or approximately 72 per cent to GBP35 million. In the US, regional bell operating companies (RBOCs) have continued to maintain tight controls over capital expenditure further reducing overall budgets during the period whilst political and macro-economic issues in CALA have had a significant negative impact on the telecoms market, particularly in Brazil and Mexico.

Sales in APAC fell by GBP15 million or approximately 14 per cent to GBP92 million. The decrease occurred mainly in Optical Networks as a result of increased competition and pricing pressure in the region.



Sales Channels

Marconi sells its products and services through its direct sales force and also through indirect channels such as local partners or distribution partners such as Ericsson, Italtel, Nokia and Siemens. Sales through channel partners were significantly lower than the first half of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless network rollouts in the previous year and the ongoing delays to the deployment of 3G network rollouts.



Pricing

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid erosion of gross margins. Network Services tends to be more resilient to price erosion.

Key Customers

The Core business serves a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the first six months were BT, BellSouth, Metro City Carriers (Germany), Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon, Vodafone Group and Wind (Italy). In aggregate, these customers accounted for 46 per cent of Core sales during the period (H1 2002: 32 per cent). BT remains the Group's largest customer and accounted for 17 per cent of Core sales during the period (H1 2002:11 per cent).

In EMEA, the five largest customers during the first six months were BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group and in aggregate accounted for 55 per cent of Core sales in the region during the period (H1 2002: top 5 EMEA customers accounted for 31 per cent).

In the US, the five largest customers during the first six months were BellSouth, Qwest, SBC, US Federal Government and Verizon and in aggregate accounted for 47 per cent of Core sales in the region during the period (H1 2002: top 5 US customers accounted for 46 per cent).

Gross Profit

Core gross profit before exceptional items amounted to GBP168 million, or 17 per cent of sales. This included the impact of additional stock provisions of approximately GBP25 million charged to cost of sales in the second quarter of the financial year. In line with the Group's accounting policy, these stock provisions were created as a consequence of the continued decline in market conditions. They related mainly to optical networking and access equipment.

For the purposes of this Core Business Review, the Group has analysed Core gross margin on an underlying basis, excluding the impact of these stock provisions and before exceptional items.

Underlying gross profit in the Core amounted to GBP193 million or 19 per cent of sales (H1 2002: GBP340 million; 23 per cent of sales). The decrease compared to the previous year related mainly to reduced sales volumes in Network Equipment and IC&M activities, unfavourable business mix issues and some price erosion, particularly in Optical Networks. Significant cost savings have already been achieved and further cost reduction plans are under way in order to address the continued under-utilisation of resources mainly in the supply chain.

On a sequential basis within the period, first quarter Core gross margin declined to approximately 17.5 per cent of sales compared to 20 per cent in the final quarter of the previous financial year. This was mainly due to the reduced level of sales volumes in the period (over GBP180 million lower than in the previous quarter) and the unfavourable business mix which more than offset cost reductions achieved in the supply chain during the period.

In the second quarter, underlying gross margin in the Core improved sequentially to approximately 22 per cent despite the further decline in Core sales. Approximately two-thirds of this improvement over the first quarter related to direct cost savings which included further manufacturing rationalisation, improved utilisation of resources in services and procurement and engineering cost reductions. The balance was driven by the more favourable business mix compared to the previous quarter.

Operating Expenses

During the first half, operating cost reduction remained a key focus of the Group's strategy.

Core operating expenses totalled GBP373 million or 38 per cent of Core sales during the period, a reduction of GBP214 million or 36 per cent compared to the first half of the previous year (GBP587 million; 41 per cent of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By the end of September 2002, the Group had reached an annualised operating cost run-rate in the Core business of GBP635 million, reduced from GBP1.1 billion at the end of September 2001 and GBP890 million at the end of March 2002.

Operating Expenses - Research & Development (R&D)

Core R&D expenditure amounted to GBP163 million, a 35 per cent reduction compared to the first half of the previous financial year (GBP249 million).

Optical Networks accounted for almost 40 per cent of the total Core R&D spend during the first half (H1 2002: approximately 30 per cent). The main focus of R& D in Optical Networks remains the continued development of Marconi's next generation SDH Series 4 product range and digital cross connect, the PMM metro DWDM product range and further upgrades to the Group's network management software. In July 2002, the Group announced its decision to terminate the development of its SONET technology and the consequent closure of its Canadian-based SONET facility, contributing to the overall R&D savings achieved during the period.

R&D spend across the Group's Access portfolio, in Europe and North America combined, accounted for a further 25 per cent of total Core R&D. On-going development programmes are focused on fixed wireless access, Softswitch and Access Hub platforms as well as sustaining investment on certain legacy products to support existing customers. R&D investment in North American Access has been significantly reduced as a result of the Group's previously announced decision to cease investment in next generation fibre-to-the-home technologies.

BBRS accounted for 23 per cent of Core R&D. Over 50 per cent of this spend was focused on the development of the Group's new multi-service core switch, the BXR 48000. Other ongoing programmes include the further development of the ASX 1000 and 4000 platforms.

The remaining 12 per cent of R&D spend in the period related mainly to OPP, wireless software and Other Network Equipment.

Operating Expenses - Sales & Marketing

Core Sales & Marketing expenditure amounted to GBP145 million, a 36 per cent reduction compared to the first half of the previous financial year (GBP228 million). These savings have been achieved mainly through headcount reductions, reduced spend on marketing programmes and initiatives, the consolidation and closure of several sales offices world-wide, and the transition to indirect sales channels in a number of countries, particularly in the APAC region.

Operating Expenses - General & Administrative (G&A)

G&A expenses in the Core amounted to GBP59 million, a 45 per cent reduction compared to the first half of the previous financial year (GBP108 million). Actual savings have been achieved mainly through headcount reductions and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's financial restructuring are classified as exceptional costs.

Operating Expenses - Other

Other Core operating expenses amounted to approximately GBP6 million and related mainly to patent and royalty fees as well as to foreign exchange. (H1 2002: operating income GBP2 million)


Operating Loss

in GBP million                                                                          FY03                          FY02
                                                               Q1                    Q2                H1             H1

Network Equipment                                            (96)                  (83)             (179)          (216)
Network Services                                              (2)                     7                 5              2
Other                                                        (17)                  (14)              (31)           (33)
Core                                                        (115)                  (90)             (205)          (247)



Core operating loss was reduced to GBP205 million (H1 2002: operating loss GBP247 million). The significant reduction in gross profit was more than offset by the operating cost savings achieved during the period, giving rise to a GBP42 million or 17 per cent improvement.

Core operating loss comprised an operating loss of GBP179 million in Network Equipment and an operating profit of GBP5 million in Network Services. In addition, the Group incurred GBP31 million of other costs mainly relating to Head Office and other central costs.



Analysis by Business Type

Core Sales by Product Area

in GBP million                                                                         FY03                           FY02
                                                                      Q1                  Q2            H1            H1

Optical Networks                                                     134                 108           242           357
Broadband Routing and Switching                                       38                  35            73           113
European Access                                                       59                  69           128           189
North American Access                                                 25                  23            48            65
Outside Plant & Power                                                 46                  34            80           156
Other Network Equipment                                               14                  15            29            63
Network Equipment                                                    316                 284           600           943
IC&M                                                                  97                  89           186           271
VAS                                                                   97                 109           206           234
Network Services                                                     194                 198           392           505
Core                                                                 510                 482           992         1,448



Sales of the group of activities defined in the Heads of Terms as "US Assets" had sales of GBP295 million during the first half and are included in the Core sales reported above (H1 2002: GBP479 million).

Network Equipment

Sales

Sales of Network Equipment amounted to GBP600 million, a decline of GBP343 million or 36 per cent (H1 2002: GBP943 million). Sales declined across all major product areas as a result of the further reductions in capital expenditure by the majority of telecom operators world-wide.

Optical Networks

Optical Networks sales declined by GBP115 million or 32 per cent to GBP242 million (H1 2002: GBP357 million). All areas of the business were affected as a result of a combination of three main factors: i) the general market downturn arising from further reductions in capital spending by many telecom operators;
ii) priority by many operators to maximise utilisation in existing core networks rather than proceeding with new network roll-outs; iii) a refocusing of the reduced investment, by certain customers, from core transmission networks to broadband access equipment.

Sales of SDH equipment accounted for around 80 per cent of total Optical Networks sales during the period (H1 2002: 75 per cent) and DWDM for around 15 per cent (H1 2002: 15 per cent). This split reflects the higher proportion of orders for in-fill equipment relating to existing networks which are typically based on low-order SDH technology as opposed to new network build which would be orientated towards high-order SDH and DWDM technology. The balance represented sales of network management software and a small amount of SONET equipment sold prior to the Group's decision to cease further development and sales of this technology.

Despite the overall reduction in market size, and the 27 per cent decline in sales of SDH equipment during the period, Marconi maintained its market share in all areas of SDH with the exception of its position in digital cross connects. In September 2002, the Group announced the availability of its next generation digital cross connect, the MSH2K which is currently on trial in a number of European customers' labs and for which Marconi has been awarded initial orders.

Sales of DWDM equipment fell 28 per cent compared to the level recorded in the first half of the previous year. This was mainly a result of a high proportion of sales to China Railcom in the previous year as Marconi completed the deployment of equipment for the North West Ring project, which was not repeated in the first half.

Sales were down across all geographic zones. In EMEA, the Group's main market for Optical Networks equipment, sales performance has varied across countries. Sales increased in the United Kingdom in comparison to the low level recorded in the first half of the previous year, and also in Italy as a result of continued network roll-outs, particularly by Wind and Vodafone-Omnitel. These increases were more than offset, however, by declines in direct and indirect sales through channel partners in other European markets mainly as a result of general market softness. This trend was particularly marked in Germany as a result of the completion of the Group's roll-out of SDH equipment under a frame contract to Deutsche Telekom (DT), and continued capital expenditure reductions by DT and other German wireline and wireless operators. Sales in CALA have been affected by the uncertain macro-economic and political environment prevalent in the region during the period. Sales in APAC decreased as a result of the completion of the North West Ring project in China and due to increased competition in the region.

Broadband Routing and Switching (BBRS)

BBRS comprises mainly sales of multi-service switching products such as the ASX 4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. In addition, during the period, Marconi began to ship the first units of its new high capacity multi-service core switch, the BXR 48000 to the US Federal Government.

Sales of BBRS equipment decreased by GBP40 million or 35 per cent to GBP73 million (H1 2002: GBP113 million).

Sales to customers requiring carrier-class networks accounted for 64 per cent of BBRS sales during the first half (H1 2002: 62 per cent of sales). This included sales to the US Federal Government, the Group's single largest customer of BBRS equipment which increased year on year mainly as a result of increased shipments of ATM edge switching equipment and first sales of the BXR 48000. This increase partially offset the substantial decline in sales to service provider customers resulting from the significantly reduced capital spending by US operators.

Sales to Enterprise customers accounted for 36 per cent of BBRS sales during the first half (H1 2002: 38 per cent). This decrease in sales to Enterprise customers follows the Group's decision, in 2001, to refocus its technical and commercial resources towards customers requiring carrier class networks.

BBRS service sales are reported within Network Services. These amounted to GBP43 million during the first half of the financial year, a 16 per cent increase on the corresponding period last year (GBP37 million). This increase was due to one specific major contract for airport communications services in the United States, which the Group expects to complete before the end of the current financial year.

European Access

European Access comprises Fixed Wireless Access (accounting for approximately 34 per cent of European Access sales), Multimedia Voice Systems (approximately 24 per cent), Marconi's High Density DSLAM, the Access Hub (over 10 per cent) and other, mainly narrowband access products (representing the balance of approximately 30 per cent).

Sales of European Access equipment fell by GBP61 million or 32 per cent to GBP128 million (H1 2002: GBP189 million). Within the period, at GBP69 million, second quarter sales were 17 per cent higher than the first quarter (GBP59 million) as a result of increased sales of High Density DSLAM in Italy and voice systems in the United Kingdom.

Sales fell year on year across all main product areas with the exception of sales of the Group's High Density DSLAM product, launched during the first half of the previous financial year. The increase in DSLAM sales was particularly due to increased volumes in the Italian market during the second quarter of the financial year, as Telecom Italia aggressively deployed Marconi's equipment under an existing frame contract.

Conditions remain tough in Germany, the Group's main market for its fixed wireless access products. Sales were down compared to the first half of the previous year mainly as a result of the high levels of debt amongst German mobile operators leading to a focus on balance sheet restructuring and tight constraints on capital spending. Delays to planned 3G network rollouts during the first half have also contributed to the difficult business environment. Two major operators - O2 and D2 Vodafone - have recently confirmed 3G network rollout plans and are now beginning initial deployments of equipment. In October 2002, Marconi was awarded a major new frame contract from mobile operator O2's German subsidiary for the supply of fixed wireless access and optical networking equipment to support its planned 3G network roll-out.

Sales of multimedia voice systems were down year on year as the Group's customers, including BT, continued to switch investment from their narrowband access to broadband access networks.

North American Access

North American Access comprises mainly copper and fibre-based digital loop carrier equipment.

Sales fell by GBP17 million or 26 per cent to GBP48 million (H1 2002: GBP65 million). This was mainly due to the difficult market conditions in North America and the continued slowdown of narrowband access infrastructure investment. Sales of Marconi's legacy DISC*S copper product range were particularly affected following the Group's announcement in March 2002 that it had discontinued future research and development spending in this area.

Outside Plant & Power (OPP)

OPP comprises sales of connection, protection and enclosure products for the outside plant portion of access networks as well as sales of power equipment to telecommunications service providers and original equipment manufacturers.

OPP equipment sales fell by GBP76 million or 49 per cent to GBP80 million (H1 2002: GBP156 million). This was mainly a result of the significant reductions in capital spending in the United States, which accounted for GBP74 million of OPP sales during the period (H1 2002: GBP129 million). The general market downturn in CALA also contributed to the sales decline. OPP recorded GBP6 million of sales in CALA during the first six months compared to GBP26 million in the corresponding period of the previous financial year.

OPP service sales are reported within Network Services. These amounted to GBP51 million during the first half of the financial year, a reduction of GBP57 million, or 53 per cent compared to GBP108 million in the corresponding period of the previous year. This decline was a direct result of the reduced level of sales of OPP equipment.

Other Network Equipment

Other Network Equipment comprises mainly the Group's interactive systems activity as well as legacy operations in South Africa and Asia Pacific.

Sales in this group of activities fell by GBP34 million or 54 per cent to GBP29 million (H1 2002: GBP63 million). This was mainly the result of reduced sales in the Group's legacy optical cable business in South Africa and the absence of sales in Hong Kong following completion of a major long-term contract during the previous financial year. Sales of interactive systems remained stable during the period.

Operating Loss

Network Equipment incurred an operating loss of GBP179 million, an improvement of GBP37 million or 17 per cent compared to an operating loss of GBP216 million in the first six months of the previous financial year. The main product areas contributing to this improvement during the period were BBRS and North American Access. Operating performance improvement in Optical Networks remains difficult in the face of continued volume reductions, contractual annual price reductions under existing frame contracts and some price erosion on new orders as well as issues relating to business and geographic mix.

Network Services

Sales of Network Services amounted to GBP392 million, a reduction of GBP113 million or 22 per cent (H1 2002: GBP505 million). Whilst sales fell across both main types of service activity, the decline was most marked in the field of IC&M which accounted for 47 per cent of Network Services sales during the period (H1 2002: 54 per cent).

Installation, Commissioning and Maintenance (IC&M)

IC&M sales  fell by GBP85  million  or 31 per cent to GBP186  million  (H1 2002:
GBP271 million) as a direct result of the decline in equipment sales to telecom operators with which these services are associated.

Approximately GBP65 million, or around 76 per cent of this decline, occurred in the Americas and related mainly to sales of OPP services.

In EMEA, which accounted for approximately 65 per cent of IC&M sales during the period (H1 2002: 52 per cent), sales were down around 14 per cent, with an increased level of installation and commissioning activity in Italy partially off-setting higher percentage declines in other countries. This was due to the phasing of network deployments by Telecom Italia, Vodafone-Omnitel and Wind during the final quarter of the previous year and during the first half of the current year.

IC&M sales are not common in APAC as these activities tend to be handled by the Group's local partners.

Value-Added Services (VAS)

VAS comprises three main activities: i) integrated systems which provides integrated network solutions to mainly non-telecom customers including government agencies, transportation organisations and utilities; ii) global managed services which is mainly the services branch of the Group's BBRS business and also includes the Group's IT outsourcing service activities; and
iii) wireless services which, for reporting purposes, consolidates the Group's wireless network planning activities worldwide.

Overall, VAS sales fell by GBP28 million or 12 per cent to GBP206 million (H1 2002: GBP234 million). Sales in integrated systems and global managed services remained relatively stable and were offset by a decline in wireless services.

During the first half of the previous financial year, integrated systems benefited from a high proportion of sales arising from the completion of the long-term Jubilee Line Extension communications project for London Underground. Excluding the impact of this one major contract, the increase in underlying sales of integrated systems was driven by the trading of long-term service contracts during the period, particularly in the United Kingdom (eg West Coast Main Line) and Germany (eg Ramstein).

Global managed services recorded a single-digit decrease during the period. Increased sales of BBRS-related services were offset by lower sales of IT outsourcing services prior to the Group's ongoing managed exit from this activity.

Sales of wireless services decreased by over 30 per cent during the period. This was mainly a result of reduced capital expenditure in the wireless market affecting all geographic areas, but most notably the Americas.

On a sequential basis, VAS sales increased from GBP97 million in the first quarter to GBP109 million in the second quarter as a result of increased trading under long-term service contracts, particularly in the transportation and government sectors.

Operating Profit

Network Services recorded an improvement in operating profit from GBP2 million in the first half of the previous financial year to GBP5 million during the period. Improved resource utilisation in IC&M and other ongoing cost reduction initiatives were the main drivers of the increased profitability.

While improvements were recorded across most major service activities, wireless services generated an operating loss during the period mainly as a result of the substantially lower sales recorded during the period.


GROUP REVIEW


Group Key Figures (including joint ventures)
in GBP million                                      6 months ended
                                                   30 September
                                                2002           2001

Sales                                          1,106          2,578
Gross Profit                                     199            664
Operating Loss                                 (235)          (238)
Operating Exceptionals                         (242)        (4,502)
Non-Operating Exceptionals                      (14)             75
Associates                                      (70)              5
Retained Loss                                  (731)        (5,076)






Group Sales
in GBP million                                     6 months ended
                                                   30 September
                                                2002          2001

Core                                             992         1,448
Capital                                           32           207
Other                                            (5)          (27)
Continuing operations                          1,019         1,628
Discontinued operations                           87           950
Group                                          1,106         2,578



Group sales for the six months to 30 September 2002 amounted to GBP1,106 million, representing a decrease of GBP1,472 million or 57 per cent compared to the first six months of the previous year (H1 2002: GBP2,578 million).

Sales from continuing operations amounted to GBP1,019 million, a decrease of GBP609 million or 37 per cent compared to the corresponding period of the previous financial year. This decrease was mainly the result of reduced demand in the global market for telecommunications equipment and services resulting in lower sales in the Group's Core business and the disposal of businesses from Marconi Capital including the Group's 50 per cent stake in General Domestic Appliances and Marconi Optical Components completed during the previous financial year as well as the sale of Applied Technologies Group completed in July 2002.

Sales from discontinued operations amounted to GBP87 million during the period and related mainly to Strategic Communications prior to its disposal on 2 August 2002. Of the GBP950 million of sales from discontinued operations during the first half of the previous year, approximately GBP133 million related to Strategic Communications. The balance of GBP817 million related to business disposals: Medical, Commerce and Data Systems.



Group Gross Profit (including joint ventures)
in GBP million                                      6 months ended
                                                    30 September
                                                2002          2001


Continuing operations                            175           391
Discontinued operations                           24           273
Group                                            199           664



Gross profit before exceptional items at Group level amounted to GBP199 million, representing a gross margin of 18 per cent (H1 2002: GBP664 million; 26 per cent of sales). Of this amount, the Group's continuing operations contributed a gross profit of GBP175 million and a gross margin of 17 per cent (H1 2002: GBP391 million; 24 per cent of sales) and discontinued operations contributed a gross profit of GBP24 million and a gross margin of 28 per cent (H1 2002: GBP273 million; 29 per cent of sales). The overall decrease in gross profit at Group level was mainly attributable to the reduction in sales volumes in the Core business and the resulting under-utilisation of resources in the supply chain and services activity. Business disposals included in discontinued operations also contributed to the absolute decrease in gross profit.




Group Operating Profit/(Loss) by Segment
in GBP million                                     6 months ended
                                                   30 September
                                                2002          2001

Core                                           (205)         (247)
Capital                                         (28)          (40)
Continuing operations                          (233)         (287)
Discontinued operations                          (2)            49
Group                                          (235)         (238)




Operating cost savings achieved mainly in the Core (cf Core Business Review) during the first half were more than offset by the reduction in gross profitability, leading to an overall Group operating loss of GBP235 million. This represented a GBP3 million improvement compared to the first half of the previous year. (H1 2002: operating loss GBP238 million).

Of this, an operating loss of GBP233 million was attributable to the Group's continuing operations (GBP205 million of which related to the Core and GBP28 million to Capital) and an operating loss of GBP2 million was attributable to the Group's discontinued operations.

OTHER FINANCIAL ITEMS

Exceptional Items

Operating Exceptionals

For the six months to 30 September 2002, exceptional items charged to Group operating loss (excluding joint ventures) totalled GBP211 million, of which GBP24 million was charged to cost of sales and GBP187 million was charged to administrative expenses.

Of the total, exceptional restructuring and reorganisation costs amounted to GBP195 million. Impairment of tangible fixed assets, relating mainly to impairment of the Group's remaining mobile assets and legacy operations in South Africa, and a provision for onerous leases amounted to GBP31 million. These were partially offset by exceptional income of GBP15 million arising from the release of previously established exceptional provisions with respect to certain doubtful debtors mainly in the United Kingdom and to the settlement of a litigation relating to IT costs at a lower level than originally envisaged.

The exceptional restructuring costs related mainly to the restructuring of the Group's supply chain and other facilities including fixed asset impairments associated with the downsizing of the Core business (GBP103 million) and costs associated with headcount reductions (GBP67 million). The balance relates mainly to costs associated with the Group's financial restructuring.

A further review of the carrying value of the Group's fixed assets, including goodwill was undertaken at 30 September 2002. The average discount rate applied to the future cash flows was 15 per cent and was based upon a weighted average cost of capital percentage. The results of the review indicated that no further goodwill impairment charge was necessary for the 6 months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the Board acknowledges that the Group is likely to have to continue to review its assumptions against future performance.

In addition, the Group recorded GBP18 million of exceptional costs in relation to its share in associates and GBP31 million relating to the impairment of intangible assets in its joint ventures.

Exceptional items charged to Group operating loss (including joint ventures) in the six months to 30 September 2001 totalled GBP4,502 million and related mainly to charges to write down goodwill and tangible fixed assets, to increase doubtful debt provisions and to increase provisions for slow-moving and obsolete inventory. Restructuring and reorganisation charges totalled GBP293 million.

Non-Operating Exceptionals

For the six months to 30 September 2002, non-operating exceptional charges amounted to GBP17 million. This comprised a GBP5 million net loss on disposal of discontinued operations, a GBP9 million net loss on disposal of fixed assets and investments in continuing operations and a GBP3 million loss relating to the Group's share of associates' non-operating exceptional charges.

In discontinued operations, the loss on disposal of Strategic Communications (GBP41 million) was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals.

Of the GBP9 million loss in continuing operations, GBP40 million related to the write-down of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are booked at their net realisable value. This was partially offset by a GBP28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's share in GDA, GBP12 million gain on property disposals and a net GBP9 million charge relating to current and prior period disposals and business closures and other provision movements.

INTEREST AND FINANCE INCOME

In the six months to 30 September 2002, the Group's net interest charge to the Profit and Loss Account was GBP106 million (H1 2002: GBP122 million). The interest charge decreased as a result of the Group's reduced net debt position.

The charge during the period mainly comprised approximately GBP64 million of interest charged on the Group's bond debt and approximately GBP52 million of interest charged on the Group's Syndicate Bank debt, partially offset by interest income on the Group's cash balances and repayment supplement on tax refunds.

Net finance income amounted to GBP2 million.

TAXATION

The tax charge on ordinary activities was GBP10 million in the period compared with a credit of GBP36 million in the first half of the previous year. The net tax credit on exceptionals was GBPnil (H1 2002: GBPnil).

GOODWILL AMORTISATION

The Group incurred a charge of GBP55 million for goodwill amortisation for the six months to 30 September 2002 compared to a charge of GBP350 million in the corresponding period of the previous year. This significant reduction is a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items was 26.2 pence (H1 2002: loss of 182.3 pence).

The loss per share excluding goodwill amortisation and exceptional items was
13.1 pence compared to a loss per share of 10.7 pence in the first half of the previous year.

DIVIDEND

In the light of the Group's ongoing financial restructuring, the Board has decided not to propose the payment of a dividend for the year ending 31 March 2003.


FINANCIAL CONDITION

Balance Sheet

Three main factors have contributed to the overall change in shape of the Group's balance sheet during the first half of the financial year: i) the disposal of Strategic Communications; ii) the losses incurred during the period and iii) the further market decline and continued downsizing of Marconi's Core business.

Net Assets/Liabilities

As at 30 September 2002, the Group had net current liabilities of GBP1,027 million compared to net current liabilities of GBP662 million as at 31 March 2002. As at 30 September 2002, net liabilities before net retirement benefit deficits stood at GBP2,104 million compared to GBP1,420 million at 31 March 2002. The increase in net liabilities was mainly due to the loss incurred during the period.

Fixed Assets

The GBP672 million of goodwill on the balance sheet at 30 September 2002 relates mainly to the acquisitions of GPT and Reltec and businesses acquired from Nokia and Bosch. The decrease from GBP877 million at 31 March 2002 arose as a result of the disposal of Strategic Communications (GBP121 million), the amortisation charge incurred during the period (GBP54 million), currency effects (GBP21 million) and a reduction of GBP9 million due to the lapsing of certain share options relating to businesses acquired in previous financial years.

Tangible assets decreased by GBP193 million from GBP522 million at 31 March to GBP329 million at 30 September 2002. This was mainly due to depreciation (GBP79 million), the disposals of Strategic Communications and Applied Technologies (GBP56 million), fixed asset impairments as a result of the downsizing and restructuring of the Core business (GBP49 million), and foreign exchange movements. Capital spend during the period was restricted to items essential to support the business.

Investments decreased by GBP129 million from GBP250 million at 31 March to GBP121 million at 30 September 2002. This was mainly due to the Group's share of the losses of Easynet and write downs of a number of the Group's other investments.

Working Capital

The disposal of Strategic Communications led to a reduction of GBP162 million in net stock and contracts in progress, a reduction of GBP318 million in net debtors and a reduction of GBP320 million in trade, other creditors and accruals.

At a Group level, net stock and contracts in progress reduced by approximately GBP364 million to GBP356 million (31 March 2002: GBP720 million). In the Core, net stock and contracts in progress reduced by GBP177 million. GBP25 million of this reduction related to the additional stock provisions raised during the period. Significant improvement in the Group's process to align the purchase of new inventory with forecast sales demand has been a major driver behind the inventory reduction achieved during the period. The increase in Core net stock turns from 4 to 5.1 reflects this improved utilisation and management of inventory.

Group net debtors decreased by approximately GBP435 million to GBP862 million (31 March 2002: GBP1,297 million). Core net trade debtors decreased by approximately GBP105 million partly as a result of the reduced trading volumes during the period and partly as a result of the Group's focus on the management of debtor collection and overdue debts.

Net Core trade debtor days increased from 87 in March 2002 to 107 in September 2002. The low level in March 2002 reflects the impact of the one-off sale of SDH inventory to BT in the final quarter of the previous year. Excluding this impact, net trade debtor days at March stood at 103. The increase of 3 debtor days compared to the September position of 104 published in the Group's Q2 trading update relates to a reclassification from other debtors to trade debtors following finalisation of the Group's interim accounts. The level of net trade debtor days remains high mainly as a result of sales in Southern Europe and APAC where payment terms tend to be significantly longer than average.

Other debtors and prepayments in the Core increased by GBP27 million to GBP190 million. This was a mainly due to an increase in prepayments on annual contracts payable at the beginning of the financial year.

Trade, other creditors and accruals fell from GBP1,632 million at 31 March 2002 to GBP1,126 million, a reduction of GBP506 million. Trade creditors in the Core were reduced by GBP65 million to GBP262 million. Core trade creditor days remained stable during the period at 54 days after adjusting the March position to exclude the one-off impact of the sale of SDH inventory to BT in the final quarter of the previous year. Other Creditors and accruals in the Core reduced by GBP243 million to GBP505 million due largely to the conversion of interest swap arrangements into loans, the payment of accrued interest on the Group's euro bonds and a payment made to Court in relation to litigation concerning the Group's joint venture, Ultramast.

Provisions

Provisions for liabilities and charges stood at GBP456 million at 30 September 2002, a net reduction of GBP49 million compared to March 2002 (GBP505 million).

Share option and restructuring provisions accounted for GBP176 million (March 2002: GBP179 million) and GBP69 million (March 2002: GBP96 million) respectively. The remainder includes provisions for warranty and contract losses, industrial injury claims, supplier obligations and provision related to previous disposals.

In addition to the normal movements in warranty and contract loss provisions, provisions have been increased to provide for losses on industrial injuries. These movements were offset by disposals and currency movements.

Retirement Benefits

The Group adopted accounting standard FRS17 "Retirement benefits" in the year ended 31 March 2002.

The net retirement benefit deficit increased by GBP313 million from GBP126 million at 31 March 2002 to GBP439 million at 30 September. This was mainly the result of adverse variances between the actuarial assumptions and actual results for returns on plan assets and discount rates used to value liabilities. These actuarial assumption losses are reflected through the Statement of Total Recognised Gains and Losses.

The main component of the pension liability at 30 September 2002 is the deficit on the funded UK plan (GBP298 million). The balance relates to retirement benefit plans in Germany, Italy and the United States.

The UK Plan's exposure to equity markets is limited to 21 per cent of plan assets totalling GBP2,355 million. The remaining scheme assets are held in bonds (72 per cent) and property and cash (7 per cent).

In assessing the funding rate, the actuary uses a different set of assumptions to that required by the FRS17 accounting standard and takes a broader view of the fund's income generating capacity over a longer period. Based on a preliminary view of the Group's latest tri-annual actuarial review of the UK plan, Marconi and the Trustees of the plan have agreed adjustments to pension contributions with effect from 6 April 2003. While the rate of employer's contributions will remain unchanged at 8.2 per cent of pensionable payroll, these adjustments will have the effect of reducing the funding to cover past service deficit to GBP7 million per annum (previously recommended GBP16 million per annum).

At GBP23 million, the operating charge relating to retirement benefits for the six months ended 30 September 2002 was lower than the corresponding charge in the previous year (H1 2002: GBP26 million) due to a reduction in the number of plan members.

The Group recognised curtailment and settlement gains during the reporting period of GBP66 million. These related mainly to the disposal of Strategic Communications and the Group's 50 per cent stake in GDA and have been recognised within non-operating exceptional items.

Cash Flow

The Group incurred a GBP112 million cash outflow before use of liquid resources and financing during the first half. The main components of this outflow were a net cash outflow from operating activities before capital expenditure and exceptional items of GBP142 million, an exceptional cash outflow from operating activities of GBP186 million, net interest paid of GBP133 million and other net cash outflows of GBP38 million. These outflows were partially offset by cash inflows from disposals of GBP387 million.

Operating Cash Flow

Operating losses of GBP285 million partially offset by depreciation and amortisation of GBP133 million and a GBP10 million cash inflow from working capital movements led to the Group's operating cash outflow of GBP142 million during the period. After capital expenditure, the Group operating cash outflow was GBP169 million.

The Group recorded significant progress in reducing operating cash outflows within the period, the outflow of GBP117 million after capital expenditure in the first quarter reducing to GBP52 million in the second quarter. This improvement was predominantly driven by progress within the Core business where operating cash outflow after capital expenditure reduced from GBP81 million in the first quarter to GBP43 million in the second quarter. This was a result of the reduced operating losses (Q1: GBP115 million; Q2: GBP90m) and increased contribution from working capital (Q1: GBP8 million; Q2: GBP22 million). This GBP30 million reduction in working capital during the first half was largely driven by improved utilisation of inventory, partially offset by a reduction in creditors.

Capital Expenditure and Financial Investment

Capital expenditure amounted to GBP27 million during the period, of which GBP19 million related to the Core. Marconi has maintained capital expenditure well below the level of depreciation, which amounted to GBP79 million, of which GBP70 million related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the first half, the majority of Core capital expenditure was incurred in Optical Networks and BBRS.

Financial investments contributed a GBP2 million cash inflow during the period. This related mainly to proceeds from property disposals largely offset by a cash payment made to Court in relation to a litigation concerning the Group's joint venture, Ultramast.

Returns on Investments and Servicing of Finance

Net interest paid during the period amounted to GBP133 million comprising mainly interest paid on the Group's Syndicate Bank and bond debt, partially offset by interest received on a refund relating to tax paid in prior years and on the Group's cash balances. Interest paid on the Group's outstanding euro and yankee bond debt amounted to approximately GBP104 million. This comprised GBP44 million paid on 2 April, the first business day following the bond coupon due date of 30 March 2002 and GBP60 million interest due and accrued up to 15 September 2002 and paid prior to 30 September 2002. Approximately GBP52 million of interest was paid on the Group's Syndicate Bank debt.

As part of the proposed restructuring, GBP260 million is to be distributed to the relevant scheme creditors, of which GBP95 million represents the payment of due and accrued interest. Of this GBP95 million, GBP8 million was paid on 30 August 2002, GBP66 million was paid on 15 September 2002 and GBP4 million was paid on 30 September 2002. In addition, after the period end, GBP14 million was paid on 15 October 2002 and GBP3 million was paid on 4 November 2002.

Exceptional Cash Flows

The Group incurred operating exceptional cash costs of GBP186 million during the first half of the year. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance relates to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's financial restructuring is also included in operating exceptional cash flows.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of GBP387 million during the first half of the year. This related mainly to the disposals of Strategic Communications and Applied Technologies, partially offset by the payment of transaction-related costs and fees.

Tax Paid

The Group paid GBP13 million net of repayments in relation to tax including US state taxes on gains on disposals. There were no tax payments or receipts relating to hedging arrangements during the period.

Net Debt

Net debt was GBP2,846 million at 30 September 2002 compared to GBP2,865 million at 31 March 2002. The decrease of GBP19 million results from the Group's cash outflow of GBP112 million, a favourable foreign exchange movement of GBP168 million and GBP37 million of other non-cash movements relating to interest swap arrangements converted to new loan agreements during the period and debt transferred to Finmeccanica SpA upon disposal of Strategic Communications.

At 30 September 2002, net debt comprised GBP3,917 million of gross financial debt made up of GBP1,695 million of Euro and US dollar bond debt, GBP2,117 million of Syndicate Bank debt (including GBP51 million as at 30 September 2002 relating to the conversion of interest swap arrangements to new US dollar loans with Syndicate Banks during the period) and GBP105 million of bilateral and other bank debt and GBP1,071 million of cash.

Syndicate Bank and Bond Debt

At 30 September 2002, drawings under the Group's remaining syndicated facility amounted to an equivalent of GBP2,066 million, comprising of actual drawings of GBP650 million and US$2,226 million.

At 30 September 2002, Marconi had yankee bond debt outstanding with principal US$1,539 million (GBP979 million) and euro bond debt outstanding with principal EUR1,175 million (GBP739 million). The difference between the principal amounts totalling GBP1,718 million and the balance sheet value of bond debt totalling GBP1,695 million relate to discounts and related fees.

The sterling equivalent amounts of Syndicate Bank debt and bonds outstanding reduced compared to the respective values at 31 March 2002 as a result of foreign exchange translation. In addition, interest rate swap arrangements totalling approximately GBP54 million were converted to new loan agreements during the period.

Current Liquidity Position

Marconi has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-core businesses. The Group is currently unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, Marconi has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and bondholders (including the bond trustees) and also to certain ESOP derivative providers who have committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and bondholders. The interim security arrangements contemplated by the Heads of Terms were implemented on 13 September 2002. At that time, the balance of the secured accounts was approximately GBP866 million. At 30 September 2002, the balance of the secured cash amounted to GBP735 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, releases from the secured accounts will be approved in accordance with the Group's revised monthly cash flow forecast, subject to specified maximum amounts. This schedule takes account of the Group's anticipated cash inflows and outflows, and is consistent with the Group's expectations as to its liquidity needs in the period prior to the expected completion of the Restructuring.

At 30 September 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of GBP872 million. Of this, GBP735 million reflects the cash in the secured accounts described above, GBP79 million reflects cash collateral placed against bonding facilities; GBP18 million reflects cash in the Group's captive insurance company and GBP15 million reflects cash deposited against secured loans in Italy. In addition, GBP25 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP derivative providers in respect of certain previously disposed companies (cf "Share Price Risk" for further information).

Of the Group's GBP199 million unrestricted cash held outside of the secured accounts as at 30 September 2002, GBP124 million was a combination of cash in transit and global working capital balances with the remaining GBP75 million held in money market deposits in the Group's Treasury centres.

Group Financial Management

Treasury Policies and Organisation

The Group's treasury activities are coordinated by its Treasury function which operates in accordance with policies and procedures approved by Marconi's Board of Directors. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions except certain forward exchange contracts relating to the hedging of foreign currency transaction exposures arising in the operating businesses which have in the past been managed by those operating units as described below. All treasury related transactions undertaken by the Group's operating businesses are required to be in accordance with guidelines laid down by the central treasury function and comply with the Group risk management policies.

Responsibility for the management of working capital, other than cash, is undertaken by the individual businesses. Cash balances at individual businesses are reported to Group Treasury on a daily basis for material business units and on a weekly basis for other business units. Group Treasury seeks explanations for any significant movements. In addition, the cash movements of each business unit are monitored on a weekly basis against rolling forward projections and these forecasts are used to monitor likely future trends in cash balances. In addition, capital expenditure is budgeted, reported and controlled on a segmental basis.

Group Treasury oversees the management of the Group's cash and borrowings. At present, these arrangements are subject to the interim security over Marconi Corporation's cash balances described above. Each business has its own bank accounts. The main centres for cash management are in the United Kingdom, United States and Italy, where Group Treasury staff conduct cash management activities. Some businesses have had in the past and may have in the future limited access to local overdraft facilities with banks to meet operational funding requirements. The cash balances of the businesses are effectively managed so that the cash surpluses of the Group are used by these treasury centres to fund businesses with net cash outflows through inter-company cash transfers, which may be on a secured or unsecured basis. In accordance with the Letters of Undertaking dated 25 April 2002 and 30 May 2002 signed between Marconi and its Syndicate Banks, there are certain restrictions on funding of subsidiary companies from central Group Treasury. However, these undertakings do not restrict activities conducted by companies in the normal course of trading. The Group manages balances of all the accounts on a daily basis. The remaining surplus funds are invested in money market deposits.



Financial Market Risks

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign exchange risk and share price risk.



Liquidity Risk

For a discussion regarding liquidity risk, see "Current Liquidity" section above.



Interest Rate Risk

It has in the past been Group policy to maintain at least 50% of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superceded by the requirement to manage immediate liquidity including the cancellation all outstanding derivatives positions. Consequently, during the first half of the financial year, certain out-of-the-money interest rate swap arrangements were converted to new loan agreements as previously discussed. At 30 September 2002, 48 per cent of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 29 per cent were at fixed dollar rates of interest and 19 per cent were at fixed euro rates of interest.

In the six months ended September 30, 2002, the average interest rate received on cash and liquid investments was approximately 2.4 per cent per annum, and 100 per cent of deposits were at floating rates. The largest proportion of investments was in US dollar deposits - the Group held an average of $856 million in US dollar deposits, earning an average interest rate of 1.75 per cent per annum. These US dollar deposits match in part the US dollar borrowings referred to under Syndicate Bank and Bond Debt above.



Foreign Exchange risk

The Group conducts a significant portion of its business activities outside the United Kingdom in currencies other than sterling. The Group's principal exchange rate exposures relate to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. As a matter of general policy, the Group enters into foreign currency forward exchange contracts in the ordinary course of business to protect itself from adverse currency rate fluctuations on firm contracts where cash receipts or payments are in a foreign currency different from that of the Marconi business which is contracting with customers or suppliers. These contracts are executed with creditworthy banks. Marconi's ability to enter such contracts is currently restricted by the reduced availability of counter-party banks.

The Group also has overseas subsidiaries that earn profits and whose net assets are denominated in foreign currencies. It is not the Group's policy to use derivatives to hedge exposures arising from the translation of these overseas profits and net assets into pounds sterling. However, approximately 83 per cent of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 63 per cent, denominated in U.S. dollars, formed a hedge for the Group's investment in the United States, and 20 per cent, denominated in euro, formed a hedge for the Group's investment in the euro zone.

If the pound had strengthened such that the average exchange rates used in the translation of the Group's overseas earnings changed by 10 per cent, our reported income from continuing operations would have been reduced by 7.1 per cent, in the year ended 30 September 2002 (twelve months ended 31 March 2002:
4.6 per cent).



Share price risk

The Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOP"). Under these plans, options may be satisfied by way of a transfer of existing Marconi ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi shares.

As previously disclosed, during the first half of calendar year 2000, in order to hedge part of the potential cost of the plans estimated at that time, the Marconi Employee Trust entered into contracts with three banks (the "ESOP derivative providers") to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract, of which 38.5 million remain outstanding. The Group's maximum exposure under the contracts is GBP337 million, plus accrued finance charges. This level of exposure had accrued as at 30 September 2002. For every 10 per cent movement in the share price, the change in the fair value of these contracts is immaterial. Certain of the contracts require the Marconi Employee Trust to deposit cash collateral with the derivative providers if the share price falls to certain levels stipulated in the contracts. Marconi Corporation plc has, in the past, funded the provision of this collateral. At 30 September 2002, GBP214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised.

The uncollateralised exposure under the ESOP derivative contracts as at 30 September 2002 is comprised of principal of GBP123 million, together with accrued finance charges of GBP44 million.

Under the Heads of Terms, the Group expects to implement separate arrangements for the Group's ESOP derivative providers in connection with the Restructuring. These arrangements are conditional on the commitment of the respective ESOP derivative providers to support the Restructuring. To date, one of the Group's three ESOP derivative providers has given such a commitment and an escrow agreement has been entered into with this ESOP derivative provider to give effect to these arrangements. The arrangements made with this party, and, if they commit to support the Restructuring (with the consent of the relevant parties) with the other ESOP derivative providers, entail the following:


  - if an enforcement event occurs in connection with the interim security arrangements, a rateable portion (up to a maximum of GBP145 million) of the remaining part of the GBP866 million held in the secured accounts will be set aside pending determination of any claims which the participating ESOP derivative providers may have against Group companies other than Marconi plc. The participating ESOP derivative providers will lose these rights if any ESOP derivative provider precipitates an insolvency event with respect to a material Group company; and

  - otherwise, as part of the schemes of arrangement, cash up to a maximum of GBP145 million is to be set aside in an escrow account pending these claims.

These arrangements are in addition to the existing arrangements implemented as part of the Group's recent disposal of its Strategic Communications business, in which GBP25 million was set aside in an escrow account pending determination of any claims which the ESOP derivative providers may have had against the Strategic Communications companies. As a result, a total of up to GBP170 million may be set aside pending determination of any claims which the ESOP derivative providers may have against Group companies other than Marconi plc.

Insurance Risk Management

Marconi manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers and from some long-term deals.

Vendor Finance

Marconi, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 30 September 2002, the Group had vendor finance commitments of approximately GBP68 million of which GBP54 million had been drawn. The reduction compared to commitments of GBP100 million at 31 March 2002 was primarily due to an agreement with a customer to cancel vendor finance commitments which had become unlikely to be drawn.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had GBP221 million of such bonds outstanding as at 30 September 2002 with both banks and insurance companies world-wide. The reduction from GBP500 million of bonds outstanding at 31 March 2002 was mainly the result of the disposal of Strategic Communications. Some of these facilities are covered by counter-indemnities from Marconi Corporation plc and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing financial restructuring, all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately GBP80 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

A maturity profile of all bonds and guarantees outstanding at 30 September 2002 is set out below:

As at                                                            GBPm

30 September 2002
2003 or earlier                                                  74
2004                                                             10
2005                                                             16
2006                                                             45
2007                                                             25
Thereafter                                                        4
No expiry date                                                   46
Total                                                           221

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 30 September 2002, performance bonds with a face value of approximately GBP89 million have varying rights to call for cash collateral.

Bonding and guarantee facilities will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

Obligations

Marconi has obligations beyond the current financial year in terms of long-term debt, equity forward contracts, finance leases and operating leases. In addition to the GBP1,727 million of long-term debt and finance leases reported in Note 8 of the Interim Accounts, other long-term financial obligations are as follows:


As at                        Equity Forward       Operating          Total
30 September 2002                 Contracts          Leases
in GBPm


2004                                      -              26              26
2005                                    123              23             146
2006                                      -              19              19
2007                                      -              17              17
Thereafter                                -              79              79
Total                                   123             164             287



In addition, at 30 September 2002, the equity forward contract had accrued interest of GBP44 million.

END/...



Consolidated Profit and Loss Account
                                                                               6 months          6 months        Year to
                                                                                  to 30             to 30             31
                                                                              September         September          March
                                                                                   2002              2001           2002
                                                                                               (restated)
                                                               Note           GBP million         GBP million      GBP million

Turnover

Continuing operations                                           2                 1,019             1,499          2,906
Discontinued operations                                         2                    87               950          1,404
                                                                             ----------        ----------     ----------
Group                                                                             1,106             2,449          4,310
Share of joint ventures                                                               -               129            257
                                                                             ----------        ----------     ----------
                                                                2                 1,106             2,578          4,567
                                                                             ----------        ----------     ----------
Operating loss
Group operating loss
      Excluding goodwill amortisation and exceptional items                       (231)             (243)          (474)
      Goodwill amortisation                                                        (54)             (349)          (431)
      Operating exceptional items                               4                 (211)           (4,501)        (5,210)
                                                                             ----------        ----------     ----------
                                                                3                 (496)           (5,093)        (6,115)
Share of operating profit of joint ventures
      Excluding goodwill amortisation and exceptional items                         (4)                 5             11
      Goodwill amortisation                                                         (1)               (1)            (2)
      Operating exceptional items                               4                  (31)               (1)            (6)
                                                                             ----------        ----------     ----------
                                                                                   (36)                 3              3
                                                                             ----------        ----------     ----------
                                                                                  (532)           (5,090)        (6,112)

Group and joint venture operating loss before goodwill          2                 (235)             (238)          (463)
amortisation and exceptional items


Share of operating (loss)/profit of associates
      Excluding goodwill amortisation and exceptional items                        (17)                 5            (1)
      Goodwill amortisation                                                         (5)                 -            (7)
      Goodwill impairment                                                          (27)                 -              -
      Operating exceptional items                                                  (18)                 -          (173)
                                                                             ----------        ----------     ----------
                                                                                   (67)                 5          (181)
                                                                             ----------        ----------     ----------
Operating loss                                                 2,9                (599)           (5,085)        (6,293)


Non-operating exceptional items
    (Loss)/gain on disposal of discontinued operations         4                    (5)                 -            358
    (Loss)/gain on disposal of fixed assets and investments
    in continuing operations                                   4                    (9)             (219)             18
    Merger/demerger items                                      4                      -               294            291
    Group share of associates' non-operating exceptional       4                    (3)                 -              -
    items
                                                                             ----------        ----------     ----------
                                                                                   (17)                75            667
                                                                             ----------        ----------     ----------
                                                                                  (616)           (5,010)        (5,626)

Net interest payable
      Group                                                                       (107)             (123)          (240)
      Share of joint ventures and associates                                          1                 1              2
                                                                             ----------        ----------     ----------
                                                                                  (106)             (122)          (238)

Net finance income
      Group excluding exceptional items                                               2                21             34
      Exceptional gain on repurchase of bonds                                         -                 -            166
                                                                             ----------        ----------     ----------
                                                                                      2                21            200

Loss on ordinary activities before taxation
      Excluding goodwill amortisation and exceptional items                       (356)             (334)          (668)
      Goodwill amortisation and exceptional items                                 (364)           (4,777)        (4,996)
                                                                             ----------        ----------     ----------
                                                                                  (720)           (5,111)        (5,664)

Tax (charge)/credit on profit on ordinary activities
      Excluding tax on goodwill amortisation and                                   (10)                36             21
      exceptional items
      Tax on goodwill amortisation and exceptional items                              -                 -          (231)
                                                                             ----------        ----------     ----------
                                                               6                   (10)                36          (210)

Loss on ordinary activities after taxation                                        (730)           (5,075)        (5,874)
Equity minority interests                                                           (1)               (1)            (1)
                                                                             ----------        ----------     ----------
Loss on ordinary activities attributable to the
equity shareholders and retained loss for the period                              (731)           (5,076)        (5,875)
                                                                             ----------        ----------     ----------

Basic and diluted loss per share                               5                (26.2p)          (182.3p)       (210.6p)
Loss per share excluding goodwill
amortisation and exceptional items                             5                (13.1p)           (10.7p)        (23.2p)



The figures for the six months ended 30 September 2001 have been restated to reflect the adoption of FRS 17 "Retirement benefits".


Summarised Group Balance Sheet
                                                                             30 September    30 September       31 March
                                                                                     2002            2001           2002
                                                                                               (restated)
                                                                                GBP million       GBP million      GBP million


Fixed Assets
        Goodwill                                                                      672           1,579            877
        Tangible assets                                                               329             888            522
        Investments                                                                   121             356            250
                                                                               ----------      ----------     ----------
                                                                                    1,122           2,823          1,649
Current Assets
        Stocks and contracts in progress                                              356           1,219            720
        Debtors                                                                       862           2,247          1,297
        Investments                                                                     -              15             15
        Cash at bank and in hand                                                    1,071             573          1,374
                                                                               ----------      ----------     ----------
                                                                                    2,289           4,054          3,406

        Loans and overdrafts                                                      (2,190)         (2,580)        (2,436)
        Trade, other creditors and accruals                                       (1,126)         (1,872)        (1,632)
                                                                               ----------      ----------     ----------
Creditors: amounts falling due within one year                                    (3,316)         (4,452)        (4,068)

                                                                               ----------      ----------     ----------
Net current liabilities                                                           (1,027)           (398)          (662)
                                                                               ----------      ----------     ----------

Total assets less current liabilities                                                  95           2,425            987
Creditors: amounts falling due after more than one year                           (1,743)         (2,402)        (1,902)
Provisions for liabilities and charges                                              (456)           (626)          (505)
                                                                               ----------      ----------     ----------
Net liabilities before retirement benefit surpluses and                           (2,104)           (603)        (1,420)
deficits
Retirement benefit scheme surpluses                                                     -              20             19
Retirement benefit scheme deficits                                                  (439)           (155)          (145)

                                                                               ----------      ----------     ----------
Net liabilities after retirement benefit surpluses and deficits                   (2,543)           (738)        (1,546)
Equity minority interests                                                             (9)            (14)           (12)
                                                                               ----------      ----------     ----------
Equity shareholders' deficit                                                      (2,552)           (752)        (1,558)
                                                                               ----------      ----------     ----------






Consolidated Cash Flow Statement
                                                                              6 months         6 months          Year to
                                                                                 to 30            to 30               31
                                                                             September        September            March
                                                                                  2002             2001             2002
                                                                                             (restated)
                                                                             GBP million        GBP million        GBP million

Group operating loss after exceptional items                                     (496)          (5,093)          (6,115)
Operating exceptional items                                                        211            4,501            5,210
                                                                            ----------       ----------       ----------
Group operating loss before exceptional items                                    (285)            (592)            (905)
Depreciation and amortisation                                                      133              480              676
Changes in working capital                                                          10            (154)              239
                                                                            ----------       ----------       ----------
Net cash (outflow)/inflow from operating activities before                       (142)            (266)               10
exceptional items
Exceptional cash outflows from operating activities                              (186)             (95)            (368)
                                                                            ----------       ----------       ----------
Net cash outflow from operating activities after exceptional                     (287)            (366)            (409)
items - continuing operations
Net cash (outflow)/inflow from operating activities after                         (41)                5               51
exceptional items - discontinued operations
                                                                            ----------       ----------       ----------

Net cash outflow from operating activities after exceptional                     (328)            (361)            (358)
items
Dividends and management fees received from
joint ventures and associates                                                        -                4               29
Returns on investments and servicing of finance                                  (133)            (126)            (262)
Tax (paid)/received                                                               (13)               12             (13)
Capital expenditure and financial investment                                      (25)            (290)            (196)
Acquisitions and disposals                                                         387            (363)            1,025
Equity dividends paid to shareholders                                                -             (95)             (95)
                                                                            ----------       ----------       ----------
Cash (outflow)/inflow before use of liquid resources and                         (112)          (1,219)              130
financing
Net cash (outflow)/inflow from management of liquid resources                     (77)               68              186
Net cash (outflow)/inflow from financing
     Issues of ordinary shares                                                       -               11                7
     Net cash (outflow)/inflow from changes in debt and lease                     (62)            1,206              972
     financing
                                                                            ----------       ----------       ----------
(Decrease)/increase in cash and net bank balances repayable on                   (251)               66            1,295
demand
                                                                            ----------       ----------       ----------







Reconciliation of Net Cash Flow to Movements in Net Monetary Debt

                                                                                  6 months       6 months        Year to
                                                                                     to 30          to 30             31
                                                                                 September      September          March
                                                                                      2002           2001           2002
                                                                  Note           GBP million      GBP million      GBP million


(Decrease)/increase in cash and net bank balances repayable on                       (251)             66          1,295
demand
Net cash outflow/(inflow) from management of liquid resources                           77           (68)          (186)
Net cash outflow/(inflow) from decrease/(increase) in debt and                          62        (1,206)          (972)
lease financing
                                                                                ----------     ----------     ----------
Change in net monetary debt resulting from cash flows                                (112)        (1,208)            137
Net debt disposed/(acquired) with subsidiaries                                          17            (3)            (3)
Other non-cash changes                                                                (54)              -            162
Effect of foreign exchange rate changes                                                168             96              6
                                                                                ----------     ----------     ----------
Movement in net monetary debt in the period                                             19        (1,115)            302
Net monetary debt at 1 April                                         8             (2,865)        (3,167)        (3,167)
                                                                                ----------     ----------     ----------
Net monetary debt at end of period                                   8             (2,846)        (4,282)        (2,865)
                                                                                ----------     ----------     ----------






Consolidated Statement of Total Recognised Gains and Losses
                                                                              6 months to     6 months to        Year to
                                                                                       30              30             31
                                                                                September       September          March
                                                                                     2002            2001           2002
                                                                                               (restated)
                                                                                GBP million       GBP million      GBP million

Loss on ordinary activities attributable to the equity shareholders                 (731)         (5,076)        (5,875)
Deficit on valuation of listed fixed asset investments                                  -            (31)           (30)
Unrealised gain on exchange of businesses                                               -               -              9
Exchange differences on translation                                                   115            (79)           (66)
Tax charge on exchange differences                                                    (3)               -              -
Actuarial loss recognised on retirement benefit schemes                             (373)           (337)          (351)
Tax credit on net retirement benefit items charged in the statement of                  -              68             68
total recognised gains and losses
                                                                               ----------      ----------     ----------
Total recognised gains and losses                                                   (992)         (5,455)        (6,245)
                                                                               ----------      ----------     ----------





Reconciliation of Movements in Equity Shareholders' Interests

                                                                                 6 months        6 months        Year to
                                                                                    to 30           to 30             31
                                                                                September       September          March
                                                                                     2002            2001           2002
                                                                                               (restated)
                                                                                GBP million       GBP million      GBP million

Total recognised gains and losses                                                   (992)         (5,455)        (6,245)
Release of provision in respect of shares to be issued                                (5)           (247)          (260)
Group share of associates' shares to be issued                                          3               -              -
Issues of ordinary shares                                                               -              11              8
                                                                               ----------      ----------     ----------
Total movement in the period                                                        (994)         (5,691)        (6,497)
Equity shareholders' interests at 1 April                                         (1,558)           4,939          4,939
                                                                               ----------      ----------     ----------
Equity shareholders' deficit at the end of the period                             (2,552)           (752)        (1,558)
                                                                               ----------      ----------     ----------



Notes

1 Fundamental uncertainty in respect of the application of the going concern basis

Marconi Corporation plc owes approximately GBP2.1 billion under a syndicated credit facility which expires on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The Group also has in issue bonds with a face value of GBP1.7 billion. Marconi plc guarantees Marconi Corporation plc's debt obligations under the bonds and the syndicated facility. As at 30 September 2002, net debt stood at GBP2.8 billion.

On 29 August 2002, Marconi plc announced that non-binding indicative Heads of Terms, which set out the principles for the financial restructuring of Marconi plc and Marconi Corporation plc, had been concluded with the co-ordination committee of syndicate banks and an informal ad hoc committee of bondholders. The non-binding indicative Heads of Terms envisage that the creditors of Marconi plc and Marconi Corporation plc, other than certain excluded creditors, will be subject to schemes of arrangement under which creditor claims will be settled in consideration for cash, new equity and new debt securities of Marconi Corporation plc. As part of the restructuring Marconi Corporation plc will become the listed parent for the Group and, following completion of its schemes of arrangement, Marconi plc will be dissolved.

The non-binding indicative Heads of Terms envisage a new capital structure for the Group that is appropriate to a business plan developed by the Group. The implementation of this capital structure involves, among other things, the payment of GBP165 million of cash and the issue of new equity and new bonds with a face value, using 30 September 2002 exchange rates, of GBP900 million by Marconi Corporation plc to schemed creditors through the operation of the schemes of arrangement. The financial restructuring will leave existing Marconi plc shareholders with 0.5% of the equity in Marconi Corporation plc.

As part of the arrangements to implement the restructuring, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's syndicate banks and bondholders (including the bond trustees) and also to certain ESOP derivative providers who have committed to support the proposed Restructuring. At 30 September 2002, the balance of the secured cash amounted to GBP735 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed schedule, subject to specified maximum amounts. This schedule is consistent with the Group's expectation as to its liquidity needs in the period prior to the expected completion of the Restructuring.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the restructuring in accordance with the non-binding indicative Heads of Terms, as amended from time to time. The occurrence of an enforcement event would materially prejudice the ability of Marconi plc and Marconi Corporation plc to successfully complete the financial restructuring. At the date of the approval of these financial statements, no enforcement event had occurred.

The Group has concluded modifications to the non-binding indicative Heads of Terms. These revised Heads of Terms are in most respects the same as those announced on 29 August 2002. Letters of current intention to support the restructuring and to vote for the Marconi plc and Marconi Corporation plc schemes have been obtained from the joint lead co-ordinators of the syndicate banks and from each of the members of the bondholder committee.

The proposed restructuring is dependent on the approval of the Marconi plc and Marconi Corporation plc schemes of arrangement. Approval of the schemes of arrangement will be dependent on, among other things, securing the necessary level of support of the syndicate banks, bondholders and other creditors whose claims will be compromised, in the relevant creditors' meetings to be held as part of the scheme of arrangement process, as well as the approval of the English court and the granting of a permanent restraining order from the U.S. Bankruptcy Court.

In the light of the information currently available to them, the Directors believe that the Group's bankers, bondholders and other creditors will support it in achieving an appropriate capital structure and that all the conditions for the restructuring will be satisfied. On this basis, the Directors consider it appropriate to prepare the accounts on the going concern basis. Should the Group's bankers, bondholders and other creditors cease to support the Group before the completion of the restructuring, or should all of the conditions for the restructuring not be met, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.



2 Principal activities for 6 months to 30 September

                                                  (Loss)/profit              Turnover                 Net assets
                                                     2002        2001        2002        2001           2002        2001
                                                           (restated)              (restated)                 (restated)
                                                GBP million   GBP million   GBP million   GBP million      GBP million   GBP million


Network equipment                                   (179)       (216)         600         943 )
                                                                                              )          451       1,144
Network services                                        5           2         392         505 )
Other (including intra-activity sales)               (31)        (33)         (5)        (27)             11           9
                                               ----------  ----------  ----------  ----------     ----------  ----------
                                                    (205)       (247)         987       1,421            462       1,153
Capital                                              (28)        (40)          32         207           (19)         140
                                               ----------  ----------  ----------  ----------     ----------  ----------
Continuing operations                               (233)       (287)       1,019       1,628            443       1,293
Discontinued operations                               (2)          49          87         950              -         608
                                               ----------  ----------  ----------  ----------     ----------  ----------
                                                    (235)       (238)       1,106       2,578            443       1,901
                                                                       ----------  ----------
Goodwill and goodwill amortisation                   (55)       (350)                                    672       1,564
Operating exceptionals                              (242)     (4,502)
                                               ----------  ----------                             ----------  ----------
                                                    (532)     (5,090)                                  1,115       3,465
Associates                                           (67)           5                                     69          42
                                               ----------  ----------
Operating loss                                      (599)     (5,085)
Non-operating exceptional items, gains less
losses on disposal of subsidiaries
and other fixed assets                               (17)          75
Net interest payable and interest bearing           (106)       (122)                                (2,838)     (4,220)
assets and liabilities
Net finance income                                      2          21
Unallocated net liabilities                                                                            (898)        (39)
                                               ----------  ----------                             ----------  ----------
                                                    (720)     (5,111)                                (2,552)       (752)
                                               ----------  ----------                             ----------  ----------






Analysis of turnover and operating loss before goodwill amortisation and operating exceptionals by territory

                                                 (Loss)/profit by       Turnover by Territory  Turnover by Territory of
                                                Territory of Origin           of Origin               Destination
                                                      2002        2001        2002        2001          2002        2001
                                                            (restated)
                                                 GBP million   GBP million   GBP million   GBP million     GBP million   GBP million

United Kingdom                                        (69)       (193)         372         611           273         481
The Americas                                          (57)        (64)         340       1,264           342       1,216
Rest of Europe                                        (90)          25         309         525           293         605
Africa, Asia and Australasia                          (19)         (6)          85         178           198         276
                                                ----------  ----------  ----------  ----------    ----------  ----------
                                                     (235)       (238)       1,106       2,578         1,106       2,578
                                                ----------  ----------  ----------  ----------    ----------  ----------



Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the six months to 30 September 2002. Currently, the net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

The Marconi share of joint ventures' turnover, profit and net assets are included in Capital.

Assets and liabilities arising out of the Retirement Benefit Schemes are treated as unallocated net liabilities.

It is not practical to disclose on a segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

FRS 17 "Retirement benefits" was adopted in full replacing Statement of Standard Accounting Practice 24 "Accounting for pension costs" and Urgent Issues Task Force abstract 6 "Accounting for post-retirement benefits other than pensions".

The figures for the six months ended 30 September 2001 have been restated to reflect the adoption of FRS 17.



3 Group operating loss (excluding joint ventures)

                                                                    6 months to 30 September 2002
                                                    Continuing        Discontinued    Exceptional items            Total
                                                     GBP million           GBP million            GBP million        GBP million

Turnover                                                 1,019                  87                    -            1,106
Cost of sales                                            (842)                (63)                 (24)            (929)
                                                    ----------          ----------           ----------       ----------
Gross profit                                               177                  24                 (24)              177
Selling and distribution expenses                        (152)                (11)                    -            (163)

                                                    ----------          ----------           ----------       ----------
Administrative expenses - other                           (65)                 (6)                (187)            (258)
Research and development                                 (182)                (11)                    -            (193)
Goodwill amortisation                                     (51)                 (3)                    -             (54)
                                                    ----------          ----------           ----------       ----------
Administrative expenses - total                          (298)                (20)                (187)            (505)
Other operating (expense)/income                           (7)                   2                    -              (5)
                                                    ----------          ----------           ----------       ----------
Operating loss                                           (280)                 (5)                (211)            (496)
                                                    ----------          ----------           ----------       ----------






                                                               6 months to 30 September 2001 (restated)
                                                                                            Exceptional
                                                    Continuing         Discontinued               items            Total
                                                     GBP million            GBP million           GBP million        GBP million


Turnover                                                 1,499                  950                   -            2,449
Cost of sales                                          (1,141)                (680)               (624)          (2,445)
                                                    ----------           ----------          ----------       ----------
Gross profit                                               358                  270               (624)                4
Selling and distribution expenses                        (246)                 (95)                   -            (341)
                                                    ----------           ----------          ----------       ----------
Administrative expenses - other                          (123)                 (66)               (470)            (659)
Research and development                                 (285)                 (52)                   -            (337)
Goodwill amortisation                                    (334)                 (15)                   -            (349)
Goodwill impairment                                          -                    -             (3,407)          (3,407)
                                                    ----------           ----------          ----------       ----------
Administrative expenses - total                          (742)                (133)             (3,877)          (4,752)
Other operating income/(expense)                             7                 (11)                   -              (4)
                                                    ----------           ----------          ----------       ----------
Operating (loss)/profit                                  (623)                   31             (4,501)          (5,093)
                                                    ----------           ----------          ----------       ----------






                                                                        Year to 31 March 2002
                                                                                            Exceptional
                                                    Continuing         Discontinued               items            Total
                                                     GBP million            GBP million           GBP million        GBP million

Turnover                                                 2,906                1,404                   -            4,310
Cost of sales                                          (2,277)                (976)               (830)          (4,083)
                                                    ----------           ----------          ----------       ----------
Gross profit                                               629                  428               (830)              227
Selling and distribution expenses                        (450)                (140)                   -            (590)
                                                    ----------           ----------          ----------       ----------
Administrative expenses - other                          (222)                 (86)               (703)          (1,011)
Research and development                                 (547)                 (81)                   -            (628)
Goodwill amortisation                                    (406)                 (25)                   -            (431)
Goodwill impairment                                          -                    -             (3,677)          (3,677)
                                                    ----------           ----------          ----------       ----------
Administrative expenses - total                        (1,175)                (192)             (4,380)          (5,747)
Other operating income/(expense)                            12                 (17)                   -              (5)
                                                    ----------           ----------          ----------       ----------
Operating (loss)/profit                                  (984)                   79             (5,210)          (6,115)
                                                    ----------           ----------          ----------       ----------




The Group disposed of Medical, Data and Commerce Systems during the year to 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations in the note above.

Exceptional items are shown in further detail in note 4.



4 Exceptional items

In the year ended 31 March 2002, the Directors provided against several categories of asset and provided for additional liabilities incurred due to the down turn in the performance of several of the Group's businesses. In addition, the Group incurred restructuring costs and charges associated with implementing new IT systems across the Group. These (charges)/credits have been updated in the light of subsequent experience (including the need to continue the restructuring of the Group's activities) and are analysed as follows:




                                                                       6 months to          6 months to          Year to
                                                                      30 September         30 September         31 March
                                                                              2002                 2001             2002
                                                                                             (restated)
                                                                         GBP million            GBP million        GBP million


Stock write-downs and related costs                                              -                (518)            (672)
Restructuring costs                                                           (24)                (106)            (158)
                                                                        ----------           ----------       ----------
Included in cost of sales                                                     (24)                (624)            (830)
                                                                        ----------           ----------       ----------

Impairment of goodwill & tangible fixed assets                                (31)              (3,493)          (3,831)
Restructuring & reorganisation costs                                         (171)                (186)            (324)
Systems implementation costs                                                     7                 (50)             (75)
Releases/(charges) in respect of doubtful debts                                  8                (148)            (150)
                                                                        ----------           ----------       ----------
Included in administrative expenses                                          (187)              (3,877)          (4,380)
                                                                        ----------           ----------       ----------

Group operating exceptionals                                                 (211)              (4,501)          (5,210)
Share of joint ventures' operating exceptional items                          (31)                  (1)              (6)
Share of associates' operating exceptional items                              (18)                    -            (173)
                                                                        ----------           ----------       ----------
Total operating exceptional items                                            (260)              (4,502)          (5,389)
                                                                        ----------           ----------       ----------
(Loss)/gain on disposal of discontinued operations                             (5)                    -              358
(Loss)/gain on disposal of fixed assets and investments in                     (9)                (219)               18
continuing operations
Merger/demerger items                                                            -                  294              291
Group share of associates' non-operating exceptional items                     (3)                    -                -
                                                                        ----------           ----------       ----------
Non-operating exceptional items                                               (17)                   75              667
                                                                        ----------           ----------       ----------






5 Loss per share

Loss per share is calculated by reference to a weighted average of 2,792.6 million ordinary shares (2001 2,784.0 million) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.



Reconciliation of loss per share excluding goodwill amortisation and exceptional items
                                                                           6 months to 30 September
                                                                     2002                             2001
                                                                 Loss     Loss per share           Loss   Loss per share
                                                                                             (restated)       (restated)
                                                            GBP million              pence      GBP million            pence


Loss and basic loss per share                                   (731)             (26.2)        (5,076)          (182.3)
Exceptional items
Operating exceptionals                                            242                8.7          4,502            161.7
Group share of associates' operating exceptionals                  18                0.7              -                -
Non-operating exceptionals                                         17                0.6           (75)            (2.7)
Goodwill amortisation and impairment                               87                3.1            350             12.6
                                                           ----------         ----------     ----------       ----------
                                                                (367)             (13.1)          (299)           (10.7)
                                                           ----------         ----------     ----------       ----------



6 Taxation

The tax charge/(credit) is analysed as follows


                                                                    6 months to 30 September                  Year ended
                                                                                                                31 March
                                                                              2002             2001                 2002
                                                                         GBP million        GBP million            GBP million


Subsidiaries
         UK taxation                                                           (1)             (34)                   18
         Overseas taxation                                                      11              (6)                  188
Joint ventures and associates                                                    -                4                    4
                                                                        ----------       ----------           ----------
                                                                                10             (36)                  210
                                                                        ----------       ----------           ----------





7 Equity dividend

The Directors have decided not to propose any dividends for the year ending 31 March 2003.



8 Analysis of net monetary debt
                            At 1 April   Cash flow  Acquisitions    Other non-      Exchange          At 30       At 30
                                  2002               / disposals          cash          rate      September   September
                                                      (excluding       changes    adjustment           2002        2001
                                                        cash and
                                                     overdrafts)
                             GBP million   GBP million     GBP million     GBP million    GBP million      GBP million   GBP million


Cash at bank and in hand         1,309       (330)             -             -          (52)            927         299
Overdrafts                       (107)          79             -             -             2           (26)       (317)
                                        ----------
                                             (251)
                                        ----------
                                        ----------
Liquid resources                    65          77             -             -             2            144         182
                                        ----------

Loans falling due
within one year                (2,329)          55            17          (47)           140        (2,164)     (2,263)
after more than one            (1,803)           7             -           (7)            76        (1,727)     (2,183)

year
                                        ----------
                                                62
                                        ----------
                            ----------  ----------    ----------    ----------    ----------     ----------  ----------
                               (2,865)       (112)            17          (54)           168        (2,846)     (4,282)
                            ----------  ----------    ----------    ----------    ----------     ----------  ----------




9 Summary of differences between UK and US GAAP

The interim results have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) which differs in certain significant respects from US generally accepted accounting principles (US GAAP). The (increase)/ decrease in operating loss as a result of these differences are as follows:



a) Operating loss


                                                                            6 months to       6 months to        Year to
                                                                           30 September      30 September       31 March
                                                                                               (restated)
                                                                                   2002              2001           2002
                                                                              GBP million         GBP million      GBP million


UK GAAP operating loss                                                            (599)           (5,085)        (6,293)
       Joint ventures and associates operating loss/(profit)                        103               (8)            178
       UK GAAP non-operating exceptional items included in US GAAP                   20             (107)             36
       operating income
       UK GAAP operating loss of discontinued operations                             38                18             35
       US GAAP adjustments:
               Share option plans                                                  (11)                 1           (31)
               Long term contract adjustment                                          -                29             30
               Pension valuation and classification differences                     (1)                28             30
               Goodwill amortisation and impairment charges                          51                15          (298)
               Gain/(loss) on sale of businesses                                      5                 -           (68)
               Sale and leaseback                                                  (11)               (6)            (6)
               Other                                                                (4)               (7)            (5)
                                                                             ----------        ----------     ----------
US GAAP operating loss                                                            (409)           (5,122)        (6,392)
                                                                             ----------        ----------     ----------




Certain reclassifications have been made to the 30 September 2001 balances to reflect the adoption of FRS 17 under UK GAAP, to reflect discontinued operations and to reflect fair value adjustments on the equity forward contracts on a consistent basis with the Form 20-F for the year ended 31 March 2002.



b) Explanation of differences between UK GAAP and US GAAP

A description of the relevant accounting principles which differ materially between UK GAAP and US GAAP is given below.

Joint ventures and associates operating loss/(profit)

Marconi's share of joint venture and associates operating results are reported within operating loss under UK GAAP but reported after operating loss under US GAAP.

UK GAAP non-operating exceptional items included in US GAAP operating income

Gains and losses on the disposal of businesses which are not reported as discontinued operations are reported within non-operating exceptional items after operating loss under UK GAAP but reported within US GAAP operating loss.



UK GAAP operating loss of discontinued operations

The operating results of businesses discontinued during the period are included within operating profit up to the date of disposal under UK GAAP. US GAAP reports these results, including goodwill amortisation and operating exceptionals, after operating loss. Under US GAAP, the results of Medical Systems, Data Systems and Mobile are treated as discontinued operations for all periods presented.

Share option plans

Under both UK and US GAAP, share option plans give rise to compensation expense when specified criteria are met. The measurement date and calculation of expense can be different, giving rise to GAAP adjustments to compensation expense as well as goodwill amortisation if such options are issued in connection with a business combination.

Long term contract adjustment

An agreement exists for the sale of equipment which has been installed and accepted by the customer. Under UK GAAP, these types of arrangements qualify for long-term contract accounting with revenue recorded based on work performed under the contract. US GAAP does not permit revenue recognition in those instances where specific criteria has not yet occurred, and where the obligation for the customer to pay has not yet fallen due. Accordingly, adjustments arise due to timing differences for recognition under UK GAAP and US GAAP.

Pension valuation and classification differences

Under both UK GAAP and US GAAP, pension costs are provided so as to provide for future pension liabilities. However, there are differences in the treatment of actuarial and curtailment gains and losses which give rise to GAAP adjustments to the pension costs charged against operating loss. Furthermore, under UK GAAP the notional interest cost associated with the pension and post-retirement benefit obligation is classified as interest expense, whereas under US GAAP it is classified within operating loss.

Goodwill amortisation and impairment charges

Differences in the original value of goodwill recognised on an acquisition between UK GAAP and US GAAP arise as a result of both differences in the fair value of net assets acquired and different treatment of certain items, for example share options, with respect to purchase consideration. Such differences in the calculation of goodwill result in differences in amortisation expense and impairment charges recognised for periods up to 31 March 2002. With effect from 1 April 2002, the Company has adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", and accordingly has ceased amortisation of goodwill and intangibles under US GAAP.



Loss on sale of businesses

Differences in the loss on sale of a business arise as a result of the differences in the carrying value of the underlying net assets under UK GAAP and US GAAP.

Sale and leaseback

Under UK GAAP, a gain is recognised upon the sale, at fair value, of a building provided the leaseback is classified as an operating lease. However, since the company is entitled to a share of any future appreciation in the value of the property, US GAAP classifies the transaction as a financing arrangement and no gain is recognised.


10 Key rates of exchange for GBP1 sterling used for translation in respect of overseas subsidiaries, joint ventures and associates

                                                       Profit & loss and cash flows        Balance sheet rates at 30
                                                      average rates to 30 September                September

                                                                 2002             2001           2002               2001

US Dollar                                                      1.5204           1.4320         1.5726             1.4697
Italian Lira                                                      N/A            3,153            N/A              3,125
Euro                                                           1.5813           1.6282         1.5913             1.6138




11 This interim statement was approved by the Board on 13 December 2002. Financial information is presented on the basis of the accounting policies of the Marconi Group as set out in the Annual Report and Accounts for the year ended 31 March 2002. The interim results should therefore be read in conjunction with the Marconi 2002 Annual Report and Accounts.

The results for the six months ended 30 September 2002 are unaudited, but have been reviewed by the auditors. The interim results and the results for the year ended 31 March 2002 do not comprise statutory accounts for the purposes of
Section 240 of the Companies Act 1985. The 31 March 2002 comparatives have been extracted from the Group's published accounts for that period which have been filed with the Registrar of Companies. The audit report on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. Comparative figures have been restated to reflect changes in presentation.

12 The interim report is available to view online at www.marconi.com or copies are available from the Company Secretary at Marconi plc, 338 Euston Road, London, NW1 3BT.



Independent review report by Deloitte & Touche to Marconi plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2002 which comprises the consolidated profit and loss account, the summarised group balance sheet, the consolidated cash flow statement, the reconciliation of net cash flow to movements in net monetary debt, the consolidated statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' interests and related notes 1 to 12. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Going Concern - fundamental uncertainty

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in note 1 of the financial information concerning the Group's current borrowing facilities and ongoing negotiations with its bankers, bondholders and other creditors. As indicated in note 1, the going concern assumption is dependent on the Directors reaching a satisfactory resolution of the re-financing negotiations with the Group's bankers, bondholders and other creditors and the proposed schemes of arrangement becoming effective and legally binding. Should the Group's bankers, bondholders and other creditors cease to support the Group before the completion of the restructuring, or should all of the conditions for restructuring not be met, the going concern basis of preparation would no longer be applicable and adjustments to the consolidated profit and loss account and summarised group balance sheet would be required to record additional liabilities and write down assets to their recoverable amount. It is not practicable to quantify these potential adjustments. In view of the significance of this fundamental uncertainty, we consider that it should be drawn to your attention.

Review Conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

Deloitte & Touche

Chartered Accountants

London

13 December 2002


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 16 December 2002